UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario Del Pacifico Announces Results for the Fourth Quarter of 2024

GUADALAJARA, Mexico, Feb. 24, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the fourth quarter ended December 31, 2024 (4Q24). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 4Q24 vs. 4Q23

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,002.2 million, or 16.4%. Total revenues increased by Ps. 496.1 million, or 5.4%.
  Cost of services increased by Ps.346.6 million, or 29.0%.
  Income from operations increased by Ps. 378.6 million, or 11.0%.
  EBITDA increased by Ps. 615.4 million, or 14.9%, from Ps. 4,141.6 million in 4Q23 to Ps. 4,757.0 million in 4Q24. EBITDA margin (excluding the effects of IFRIC-12) went from 67.8% in 4Q23 to 66.9% in 4Q24.
  Comprehensive income increased by Ps. 317.7 million, or 16.2%, from Ps. 1,956.7 million in 4Q23 to Ps. 2,274.3 million in 4Q24.

Company’s Financial Position:

During 4Q24, aeronautical revenues increased compared to 4Q23, mainly driven by the recovery in passenger traffic due to the opening of new routes. Additionally, part of Volaris and Viva’s aircraft fleet, which had been under inspection due to preventive measures on Pratt & Whitney’s A320neo and A321neo engines, has resumed operations, contributing to passenger growth. Similarly, non-aeronautical revenues increased by 32.7%, driven by the consolidation of the cargo and free trade zone business at Guadalajara Airport starting in July 2024, as well as the 14.1% depreciation of the peso against the dollar, which resulted in higher revenues from the consolidation of Jamaica’s airports.
As of December 31, 2024, the Company reported a cash and cash equivalents position of Ps. 13,466.0 million. During 4Q24, it also refinanced its credit line with Santander for a total of Ps. 1,500.0 million.

Passenger Traffic
During 4Q24, total passengers at the Company’s 14 airports increased by 223.4 thousand passengers, an increase of 1.4%, compared to 4Q23.

During 4Q24, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Viva	Guanajuato	Felipe Ángeles	October 2, 2024	1 daily
Volaris	Hermosillo	Monterrey	November 3, 2024	2 daily
Volaris	Morelia	Monterrey	November 3, 2024	4 weekly
Volaris	Mexicali	Monterrey	November 3, 2024	4 weekly
Volaris	Los Mochis	Monterrey	November 4, 2024	3 daily
Viva	Guadalajara	Mexicali	December 2, 2024	1 daily
Viva	Mexicali	Guadalajara	December 2, 2024	1 daily
Viva	Guadalajara	Ciudad Obregón	December 2, 2024	3 daily
Viva	Guadalajara	Torreón	December 3, 2024	3 weekly
Viva	Guadalajara	Puerto Escondido	December 3, 2024	3 weekly
Viva	Guadalajara	Tulum	December 5, 2024	1 daily

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
World2Fly	Puerto Vallarta	Praga	October 22, 2024	1 weekly
Arajet	Kingston	Punta Cana	October 27, 2024	2 weekly
Volaris	Guadalajara	San José	October 29, 2024	2 weekly
Volaris	Tijuana	Las Vegas	October 29, 2024	3 weekly
Aeroméxico	Manzanillo	Atlanta	November 2, 2024	1 weekly
Condor	Los Cabos	Frankfurt	November 3, 2024	2 weekly
WestJet	Los Cabos	Winnipeg	November 9, 2024	1 weekly
Avelo	Montego Bay	Hartford	November 16, 2024	3 weekly
Bahamasair	Montego Bay	Nassau	November 17, 2024	2 weekly
Alaska	La Paz	Los Ángeles	November 20, 2024	2 weekly
LATAM	Montego Bay	Lima	December 1, 2024	2 weekly
Viva	Guadalajara	Oakland	December 2, 2024	1 daily
Viva	Guadalajara	Las Vegas	December 2, 2024	4 weekly
Viva	Guadalajara	San Antonio	December 2, 2024	4 weekly
Alaska	Guadalajara	Fresno	December 3, 2024	1 daily
Viva	Guadalajara	Dallas-Fort Worth	December 3, 2024	4 weekly
Caribbean Airlines	Kingston	Fort Lauderdale	December 17, 2024	3 weekly
Aeroméxico	Guadalajara	Las Vegas	December 19, 2024	6 weekly
Aeroméxico	Guadalajara	Miami	December 19, 2024	1 daily
Aeroméxico	Guadalajara	Orlando	December 19, 2024	1 daily
Aeroméxico	Guadalajara	Denver	December 21, 2024	1 weekly
Aeroméxico	Manzanillo	Los Ángeles	December 21, 2024	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	4Q23	4Q24	Change	2023	2024	Change
Guadalajara	3,107.8	3,160.1	1.7%	12,502.9	11,939.5	(4.5%)
Tijuana *	2,118.8	2,143.4	1.2%	8,870.4	8,431.6	(4.9%)
Los Cabos	721.5	710.7	(1.5%)	2,965.7	2,830.4	(4.6%)
Puerto Vallarta	663.0	720.3	8.7%	2,860.1	2,841.9	(0.6%)
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	616.1	571.3	(7.3%)	2,345.6	2,116.6	(9.8%)
Hermosillo	561.9	561.7	(0.0%)	2,114.3	2,074.4	(1.9%)
Kingston	0.5	0.5	6.7%	1.8	2.9	60.9%
Mexicali	421.9	261.8	(38.0%)	1,596.7	1,026.9	(35.7%)
Morelia	186.7	181.3	(2.9%)	795.8	645.9	(18.8%)
La Paz	287.8	312.0	8.4%	1,102.0	1,191.9	8.2%
Aguascalientes	161.1	169.1	4.9%	639.7	636.1	(0.6%)
Los Mochis	127.5	165.4	29.7%	463.8	577.4	24.5%
Manzanillo	32.7	33.9	3.5%	112.8	128.3	13.7%
Total	9,007.5	8,991.5	(0.2%)	36,371.5	34,443.8	(5.3%)

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	4Q23	4Q24	Change	2023	2024	Change
Guadalajara	1,358.5	1,556.0	14.5%	5,207.4	5,909.1	13.5%
Tijuana *	1,070.0	1,112.2	3.9%	4,324.5	4,114.1	(4.9%)
Los Cabos	1,146.8	1,168.8	1.9%	4,749.9	4,657.8	(1.9%)
Puerto Vallarta	1,063.8	991.1	(6.8%)	3,927.6	3,961.6	0.9%
Montego Bay	1,248.5	1,159.8	(7.1%)	5,211.7	5,057.0	(3.0%)
Guanajuato	229.7	279.0	21.4%	875.2	1,052.4	20.2%
Hermosillo	20.5	19.9	(3.0%)	75.5	82.5	9.2%
Kingston	407.3	449.4	10.3%	1,746.3	1,774.3	1.6%
Mexicali	1.6	1.7	2.9%	6.9	7.3	4.4%
Morelia	144.4	174.9	21.1%	588.5	658.8	12.0%
La Paz	3.5	5.4	53.9%	13.9	14.1	1.8%
Aguascalientes	74.0	83.6	13.0%	288.3	325.7	13.0%
Los Mochis	1.6	1.7	8.6%	6.9	7.8	13.0%
Manzanillo	18.6	24.4	31.6%	67.7	90.1	33.1%
Total	6,788.8	7,027.9	3.5%	27,090.2	27,712.6	2.3%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	4Q23	4Q24	Change	2023	2024	Change
Guadalajara	4,466.3	4,716.2	5.6%	17,710.2	17,848.7	0.8%
Tijuana *	3,188.8	3,255.6	2.1%	13,194.9	12,545.8	(4.9%)
Los Cabos	1,868.3	1,879.5	0.6%	7,715.5	7,488.2	(2.9%)
Puerto Vallarta	1,726.8	1,711.4	(0.9%)	6,787.7	6,803.5	0.2%
Montego Bay	1,248.5	1,159.8	(7.1%)	5,211.9	5,057.1	(3.0%)
Guanajuato	845.8	850.3	0.5%	3,220.8	3,169.0	(1.6%)
Hermosillo	582.4	581.6	(0.1%)	2,189.9	2,156.9	(1.5%)
Kingston	407.8	449.9	10.3%	1,748.1	1,777.1	1.7%
Mexicali	423.5	263.5	(37.8%)	1,603.6	1,034.1	(35.5%)
Morelia	331.1	356.2	7.6%	1,384.3	1,304.6	(5.8%)
La Paz	291.3	317.4	9.0%	1,115.8	1,206.0	8.1%
Aguascalientes	235.1	252.7	7.5%	928.0	961.8	3.6%
Los Mochis	129.1	167.1	29.4%	470.7	585.2	24.3%
Manzanillo	51.3	58.3	13.7%	180.5	218.4	21.0%
Total	15,796.0	16,019.4	1.4%	63,461.8	62,156.5	(2.1%)

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	4Q23	4Q24	Change	2023	2024	Change
Tijuana	1,061.2	1,092.3	2.9%	4,288.0	4,048.6	(5.6%)

Consolidated Results for the Fourth Quarter of 2024 (in thousands of pesos):

	4Q23	4Q24	Change
Revenues
Aeronautical services	4,486,752	4,959,405	10.5%
Non-aeronautical services	1,621,181	2,150,748	32.7%
Improvements to concession assets (IFRIC-12)	3,023,696	2,517,564	(16.7%)
Total revenues	9,131,629	9,627,717	5.4%

Operating costs
Costs of services:	1,195,635	1,542,269	29.0%
Employee costs	451,452	602,964	33.6%
Maintenance	250,557	292,933	16.9%
Safety, security & insurance	188,135	228,903	21.7%
Utilities	121,268	145,671	20.1%
Business operated directly by us	70,254	80,522	14.6%
Other operating expenses	113,969	191,276	67.8%

Technical assistance fees	199,494	218,061	9.3%
Concession taxes	594,877	675,450	13.5%
Depreciation and amortization	686,722	923,444	34.5%
Cost of improvements to concession assets (IFRIC-12)	3,023,696	2,517,564	(16.7%)
Other (income)	(23,713)	(82,602)	248.3%
Total operating costs	5,676,711	5,794,186	2.1%
Income from operations	3,454,918	3,833,531	11.0%
Financial Result	(650,398)	(618,028)	(5.0%)
Income before income taxes	2,804,520	3,215,503	14.7%
Income taxes	(547,436)	(1,046,324)	91.1%
Net income	2,257,084	2,169,179	(3.9%)
Currency translation effect	(237,991)	112,921	(147.4%)
Cash flow hedges, net of income tax	(45,552)	(17,775)	(61.0%)
Remeasurements of employee benefit – net income tax	(16,849)	10,024	(159.5%)
Comprehensive income	1,956,692	2,274,349	16.2%
Non-controlling interest	(8,301)	(117,440)	1314.8%
Comprehensive income attributable to controlling interest	1,948,391	2,156,908	10.7%

	4Q23	4Q24	Change
EBITDA	4,141,640	4,756,975	14.9%
Comprehensive income	1,956,692	2,274,349	16.2%
Comprehensive income per share (pesos)	3.8725	4.5012	16.2%
Comprehensive income per ADS (US dollars)	2.2915	2.1552	(5.9%)

Operating income margin	37.8%	39.8%	5.2%
Operating income margin (excluding IFRIC-12)	56.6%	53.9%	(4.7%)
EBITDA margin	45.4%	49.4%	8.9%
EBITDA margin (excluding IFRIC-12)	67.8%	66.9%	(1.3%)
Costs of services and improvements / total revenues	46.2%	42.2%	(8.7%)
Cost of services / total revenues (excluding IFRIC-12)	19.6%	21.7%	10.8%

- Net income and comprehensive income per share for 4Q24 and 4Q23 were calculated based on 505,277,464 shares outstanding as of December 31, 2024, and December 31, 2023, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.8857 per U.S. dollar (the noon buying rate on December 31, 2024, as published by the U.S. Federal Reserve Board).

For purposes of consolidating our Jamaican airports, the average three-month exchange rate of Ps. 20.0691 per U.S. dollar for the three months ended December 31, 2024, was used.

Revenues (4Q24 vs. 4Q23)

  Aeronautical services revenues increased by Ps. 472.7 million, or 10.5%.
  Non-aeronautical services revenues increased by Ps. 529.6 million, or 32.7%.
  Revenues from improvements to concession assets decreased by Ps. 506.1 million, or 16.7%.
  Total revenues increased by Ps. 496.1 million, or 5.4%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports increased by Ps. 354.3 million or 9.2% compared to 4Q23, mainly due to a 1.9% increase in passenger traffic.
    Revenues at our Jamaican airports increased by Ps. 118.4 million, or 18.9%, compared to 4Q23. This growth was primarily driven by the depreciation of the peso against the dollar, which went from an average exchange rate of Ps. 17.5814 in 4Q23 to Ps. 20.0691 in 4Q24, representing a 14.1% variation. Revenues in U.S. dollars increased by USD$2.2 million or 5.4%. In contrast, passenger traffic decreased by 2.8%.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 507.5 million or 37.1% compared to 4Q23. Revenues from businesses operated directly by us grew by Ps. 442.5 million or 90.8%, mainly driven by the consolidation of cargo and free trade zone business revenues starting in July, which contributed Ps. 345.6 million during the quarter. Additionally, recovery of costs increased by Ps. 3.3 million or 7.3%. Meanwhile, revenues from businesses operated by third parties increased by Ps. 61.6 million or 7.4%, due to the opening of new commercial spaces and contract renegotiations. The fastest-growing business lines included food and beverage, car rentals, retail, and duty-free stores, which together increased by Ps. 55.2 million or 9.1%.
    Revenues from the Jamaican airports increased by Ps. 22.1 million or 8.8% compared to 4Q23, mainly driven by the 14.1% depreciation of the peso against the dollar compared to the same period last year. In U.S. dollar terms, revenue decreased by USD$0.7 million or 4.9%.
	4Q23	4Q24	Change
Businesses operated by third parties:
Food and beverage	254,521	281,075	10.4%
Car rental	182,423	197,765	8.4%
Duty-free	177,656	196,043	10.3%
Retail	166,464	171,081	2.8%
Leasing of space	78,138	100,036	28.0%
Times shares	59,737	67,502	13.0%
Ground transportation	46,093	48,827	5.9%
Other commercial revenues	62,189	45,467	(26.9%)
Communications and financial services	28,272	29,142	3.1%
Total	1,055,492	1,136,938	7.7%

Businesses operated directly by us:
Cargo operation and free trade zone	31,776	383,679	1107.5%
Car parking	178,918	178,729	(0.1%)
VIP Lounges	112,634	151,715	34.7%
Convenience stores	137,042	149,057	8.8%
Advertising	45,923	50,674	10.3%
Hotel operation	-	36,531	100.0%
Total	506,292	950,384	87.7%
Recovery of costs	59,397	63,426	6.8%
Total Non-aeronautical Revenues	1,621,181	2,150,748	32.7%

Figures are expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 506.1 million, or 16.7%, compared to 4Q23. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports decreased by Ps. 673.3 million, or 23.6%, following investments under the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Company’s Jamaican airports increased by Ps. 167.2 million, or 100.1%.

Total operating costs increased by Ps. 117.5 million, or 2.1%, compared to 4Q23, mainly due to: i) an increase in the cost of services by Ps. 346.6 million, or 29.0%, driven by the consolidation of the cargo and free trade zone business, which contributed Ps. 151.1 million, and an increase in the depreciation and amortization of Ps. 236.7 million, or 34.4%, resulting from the recognition of fair values of the cargo and free trade zone business, ii) this effect was partially offset by a decrease in the cost of improvements to concession assets (IFRIC12) by Ps. 506.1 million, or 16.7%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 623.6 million, or 23.5%.

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs decreased by Ps. 152.9 million, or 3.2%, compared to 4Q23, primarily due to a decrease in the cost of improvements to the concession assets (IFRIC-12) by Ps. 673.3 million, or 23.6%. This effect was offset by an increase in the cost of services by Ps. 292.3 million, or 29.5%, an increase in depreciation and amortization by Ps. 213.4 million, or 37.8%, and a combined increase in technical assistance fees and concession taxes by Ps. 74.1 million, or 16.8%. Excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 520.4 million or 26.4%.

The change in the cost of services at our Mexican airports during 4Q24 was mainly due to:

  Employee costs increased by Ps. 138.6 million or 34.9% compared to 4Q23, mainly due to the consolidation of the cargo and free trade zone business, which contributed Ps. 92.1 million, as well as the hiring of 143 employees in 2024 and salary adjustments resulting from changes in the Labor Law.
  Maintenance expenses increased by Ps. 39.4 million or 19.5% compared to 4Q23, primarily due to the opening of additional operational areas and the consolidation of the cargo and free trade zone business, which contributed Ps. 4.1 million.
  Safety, security, and insurance increased by Ps. 27.8 million or 19.9% compared to 4Q23, mainly due to the expansion of the security workforce, increase in minimum wages changes in the Labor Law, the opening of additional operational areas, and the consolidation of the cargo and free trade zone business, which contributed Ps. 5.1 million.
  Other operating expenses increased by Ps. 67.0 million or 34.4% compared to 4Q23, mainly due to higher service and consulting fees, as well as travel expenses, which increased by Ps. 18.4 million, and the consolidation of the cargo and free trade zone business, which contributed Ps. 31.5 million. These effects were partially offset by a decrease in the allowance for expected credit losses by Ps. 3.6 million.

Jamaican Airport:

  Operating costs increased by Ps. 270.4 million, or 31.8%, compared to 4Q23, mainly due to a Ps. 167.2 million, or 100.1%, increase in the cost of improvements to concession assets (IFRIC-12), an increase in the cost of services by Ps. 54.3 million, or 26.3%, and an increase in the concession taxes by Ps. 25.1 million, or 7.1%.

Operating income margin went from 37.8% in 4Q23 to 39.8% in 4Q24. Excluding the effects of IFRIC-12, the operating income margin went from 56.6% in 4Q23 to 53.9% in 4Q24. Income from operations increased by Ps. 378.6 million, or 11.0%, compared to 4Q23.

EBITDA margin went from 45.4% in 4Q23 to 49.4% in 4Q24. Excluding the effects of IFRIC-12, EBITDA margin went from 67.8% in 4Q23 to 66.9% in 4Q24. The nominal value of EBITDA increased by Ps. 615.4 million, or 14.9%, compared to 4Q23.

Financial results decreased by Ps. 32.4 million, or 5.0%, from a net expense of Ps. 650.4 million in 4Q23 to a net expense of Ps. 618.0 million in 4Q24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an expense of Ps. 154.5 million in 4Q23 to an income of Ps. 83.8 million in 4Q24. This generated a foreign exchange gain of Ps. 238.3 million. This was mainly due to the depreciation of the peso. The currency translation effect increased by Ps. 350.9 million, compared to 4Q23.
  Interest expenses increased by Ps. 295.7 million, or 36.7%, compared to 4Q23, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, offset by a decrease in the interest rates.
  Interest income increased by Ps. 89.8 million, or 31.7%, compared to 4Q23, mainly due to a decrease in the cash and cash equivalents average balance and reference rates.

In 4Q24, net and comprehensive income increased by Ps. 317.7 million, or 16.2%, compared to 4Q23, mainly due to the increase in the foreign currency translation effect by Ps. 350.9 million. Income before income taxes increased by Ps. 411.0 million, mainly due to the recovery in passenger traffic and revenues generated by the commercial strategy, including the consolidation of the cargo and free trade zone business. This increase led to a Ps. 272.2 million rise in income taxes.

During 4Q24, net income decreased by Ps. 87.9 million, or 3.9%, compared to 4Q23. Taxes for the period increased by Ps. 498.9 million, income taxes increased by Ps. 272.2 million and the benefit for deferred taxes decreased by Ps. 226.8 million, mainly due to the application of other deferred taxes of Ps. 189.8 million, a decrease in inflation, that went from an inflation rate of 1.7% in 4Q23 to 1.4% in 4Q24. This effect was offset by the application of fiscal losses of Ps. 115.2 million.

Consolidated Results for the Twelve Months of 2024 (in thousands of pesos):

	2023	2024	Change
Revenues
Aeronautical services	19,267,395	19,110,068	(0.8%)
Non-aeronautical services	6,165,429	7,671,766	24.4%
Improvements to concession assets (IFRIC-12)	7,791,320	6,832,541	(12.3%)
Total revenues	33,224,144	33,614,375	1.2%

Operating costs
Costs of services:	4,380,069	5,263,241	20.2%
Employee costs	1,724,461	2,125,958	23.3%
Maintenance	728,618	848,575	16.5%
Safety, security & insurance	691,155	831,411	20.3%
Utilities	485,265	542,482	11.8%
Business operated directly by us	245,496	299,539	22.0%
Other operating expenses	505,074	615,276	21.8%

Technical assistance fees	851,320	845,233	(0.7%)
Concession taxes	2,532,896	2,666,751	5.3%
Depreciation and amortization	2,545,702	3,061,039	20.2%
Cost of improvements to concession assets (IFRIC-12)	7,791,320	6,832,541	(12.3%)
Other (income)	(15,875)	(105,076)	561.9%
Total operating costs	18,085,431	18,563,729	2.6%
Income from operations	15,138,713	15,050,645	(0.6%)
Financial Result	(2,377,022)	(2,934,903)	23.5%
Income before income taxes	12,761,691	12,115,742	(5.1%)
Income taxes	(3,072,090)	(3,240,302)	5.5%
Net income	9,689,600	8,875,441	(8.4%)
Currency translation effect	(893,709)	1,132,600	(226.7%)
Cash flow hedges, net of income tax	(69,905)	(65,302)	(6.6%)
Remeasurements of employee benefit – net income tax	(15,932)	10,201	(164.0%)
Comprehensive income	8,710,054	9,952,939	14.3%
Non-controlling interest	(68,820)	(385,774)	460.6%
Comprehensive income attributable to controlling interest	8,641,235	9,567,167	10.7%

	2023	2024	Change
EBITDA	17,684,415	18,111,685	2.4%
Comprehensive income	8,710,054	9,952,939	14.3%
Comprehensive income per share (pesos)	17.2382	19.6980	14.3%
Comprehensive income per ADS (US dollars)	10.2002	9.4313	(7.5%)

Operating income margin	45.6%	44.8%	(1.7%)
Operating income margin (excluding IFRIC-12)	59.5%	56.2%	(5.6%)
EBITDA margin	53.2%	53.9%	1.2%
EBITDA margin (excluding IFRIC-12)	69.5%	67.6%	(2.7%)
Costs of services and improvements / total revenues	36.6%	36.0%	(1.8%)
Cost of services / total revenues (excluding IFRIC-12)	17.2%	19.7%	14.1%

- Net income and comprehensive income per share as of December 31, 2024 and December 31 2023, were calculated based on 505,277,464. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.8857 per U.S. dollar (the noon buying rate on December 31, 2024, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average twelve-month exchange rate of Ps. 18.3001 per U.S. dollar for the twelve months ended December 31, 2024, was used.

Revenues (2024 vs 2023)

  Aeronautical services revenues decreased by Ps. 157.3 million, or 0.8%.
  Non-aeronautical services revenues increased by Ps. 1,506.3 million, or 24.4%.
  Revenues from improvements to concession assets decreased by Ps. 958.8 million, or 12.3%.
  Total revenues increased by Ps. 390.2 million, or 1.2%.

-   The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports decreased by Ps. 346.1 million, or 2.1%, compared to 2023, mainly due to a 1.0% decrease in passenger traffic, as well as 92.5% compliance with the maximum tariffs.
  Revenues from Jamaican airports increased by Ps. 188.8 million, or 6.8%, compared to 2023. This was mainly due to the increase in revenues in U.S. dollars by US$5.8 million, or 5.1%, as well as the depreciation of the peso against the dollar compared to 2023 of 3.0%, which went from an average exchange rate of Ps. 17.7665 in 2023 to Ps. 18.3001 in 2024. Nevertheless, passenger traffic decreased by 1.8%.

-   The change in non-aeronautical services revenues was composed primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 1,475.8 million or 28.7% in the period from January to December 2024, compared to the same period in 2023. Revenue from businesses operated directly by us grew by Ps. 1,055.4 million or 60.3%, mainly driven by the consolidation of the cargo and free trade zone business starting in July 2024, which contributed Ps. 699.7 million. Additionally, recovery of costs increased by Ps. 7.8 million or 4.5%. Revenue from businesses operated by third parties increased by Ps. 412.6 million or 12.8%, primarily due to the opening of new commercial spaces and contract renegotiations. The business lines with the highest growth were car rentals, food and beverage, retail, and other income, which together increased by Ps. 397.8 million or 19.1%.
  Revenues from the Jamaican airports increased by Ps. 30.5 million or 3.0% in the same period, mainly due to an increase in revenue in U.S. dollars by USD$0.5 million or 1.6%, as well as the effect of the depreciation of the peso against the dollar, which was 3.0%.

	2023	2024	Change
Businesses operated by third parties:
Food and beverage	1,002,882	1,160,215	15.7%
Car rentals	610,226	810,812	32.9%
Duty-free	761,479	749,011	(1.6%)
Retail	698,167	687,677	(1.5%)
Leasing of space	348,650	418,521	20.0%
Time share	226,322	241,857	6.9%
Other commercial revenues	174,377	189,560	8.7%
Ground transportation	178,400	183,649	2.9%
Communications and financial services	116,512	109,675	(5.9%)
Total	4,117,015	4,550,978	10.5%

Businesses operated directly by us:
Cargo operation and free trade zone	31,776	837,057	2534.3%
Car parking	706,923	696,958	(1.4%)
Convenience stores	496,943	569,556	14.6%
VIP Lounges	432,481	513,655	18.8%
Advertising	151,737	181,459	19.6%
Hotel operation	-	83,335	100.0%
Total	1,819,860	2,882,020	58.4%
Recovery of costs	228,555	238,767	4.5%
Total Non-aeronautical Revenues	6,165,429	7,671,766	24.4%

Figures are expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets2

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 958.8 million, or 12.3%, compared to 2023. The change was composed of:

  The Company’s Mexican airports decreased by Ps. 1,345.6 million, or 17.8%, following the investments under the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Company’s Jamaican airports increased by Ps. 386.9 million, or 153.6%.

Total operating costs increased by Ps. 478.3 million, or 2.6%, compared to 2023, mainly due to an increase in the cost of services by Ps. 883.2 million, or 20.2%, an increase in the depreciation and amortization of Ps. 515.3 million, or 20.2%, and a combined increase in concession taxes and technical assistance fees by Ps. 127.8 million, or 3.7%. This effect was partially offset by a decrease in the cost of improvements to concession assets (IFRIC-12) by Ps. 958.8 million, or 12.3%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 1,437.1 million, or 14.0%.

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs decreased by Ps. 50.0 million, or 0.3%, compared to 2023, primarily due to a decrease in the cost of improvements to the concession assets (IFRIC-12) by                                  Ps. 1,345.6 million or 17.8%. This was offset by an increase in the cost of services by Ps. 746.8 million or 20.6%, increase in depreciation and amortization by Ps. 493.2 million or 24.1%, and a combined Ps. 142.7 million, or 7.6%, increase in technical assistance fees and concession taxes (mainly due to the change in the concession fee which increase from 5% to 9% in 2024, generating an increase of Ps. 148.8 million in 2024 compared to 2023). Excluding the cost of improvements to the concession assets, operating costs increased by Ps. 1,295.7 million or 17.2%.

The change in the cost of services during 2024 was mainly due to:

  Employee costs increased by Ps. 376.3 million or 24.8% compared to 2023, mainly due to salary adjustments, changes in the Labor Law, and the consolidation of the cargo and free trade zone business, which contributed Ps. 178.7 million.
  Other operating expenses increased by Ps. 89.1 million, or 19.8%, compared to 2023, mainly due to a combined increase in services, professional fees, and travel expenses of Ps. 18.5 million, and the consolidation of the cargo and free trade zone business with other operating expenses of Ps. 75.6 million.
  Maintenance increased by Ps. 100.4 million, or 17.3%, compared to 2023, primarily due to the opening of additional operational areas.
  Safety, security, and insurance costs increased by Ps. 88.2 million, or 16.8%, compared to 2023, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, the opening of additional operational areas and the consolidation of the cargo and free trade zone business by Ps. 9.9 million.

Jamaican Airports:

  Operating costs increased by Ps. 528.3 million, or 17.5%, compared to 2023, mainly due to a Ps. 386.9 million, or 153.6%, increase in the cost of improvements to concession assets (IFRIC-12), a Ps. 136.4 million, or 18.2% increase in the cost of services, a Ps. 22.2 million or 4.5% increase in depreciation and amortization. This was offset by the decrease in concession taxes of Ps. 14.9 million, or 1.0%.

Operating margin went from 45.6% in 2023 to 44.8% in 2024. Excluding the effects of IFRIC-12, the operating margin went from 59.5% in 2023 to 56.2% in 2024. Operating income decreased Ps. 88.1 million, or 0.6%, compared to 2023.

EBITDA margin went from 53.2% in 2023 to 53.9% in 2024. Excluding the effects of IFRIC-12, EBITDA margin went from 69.5% in 2023 to 67.6% in 2024. The nominal value of EBITDA increased Ps. 427.3 million, or 2.4%, compared to 2023.

Financial costs increased by Ps. 557.9 million, or 23.5%, from a net expense of Ps. 2,377.0 million in 2023 to a net expense of Ps. 2,934.9 million in 2024. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from a loss of Ps. 340.7 million in 2023 to a loss of Ps. 119.8 million in 2024. This generated a decrease in the loss of Ps. 220.9 million, due to the peso depreciation. Currency translation effect increased Ps. 2,026.3 million, compared to 2023.
  Interest expense increased by Ps. 665.1 million, or 19.3%, compared to 2023, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans, as well as the increase in the interest rates.
  Interest income decreased by Ps. 113.7 million, or 8.1%, compared to 2023, mainly due to a decrease in the cash and cash equivalent average balance and the decrease in the interest rates.

In 2024, net comprehensive income increased by Ps. 1,242.9 million, or 14.3%, compared to 2023, mainly due to an increase of the effect of foreign currency translation in Ps. 2,026.3 million. Income before taxes decreased by Ps. 645.9 million, mainly due to the decrease in passenger traffic and increase in operating costs, offset by the increase in non-aeronautical revenues resulting from the commercial strategy and the consolidation of the cargo and free trade zone business. Income taxes increased by Ps. 372.8 million.

During 2024, net income decreased by Ps. 814.2 million, or 8.4%, compared to 2023. Taxes for the period increased by Ps. 168.2 million, mainly due to the increase in current tax of Ps. 372.8 million. This increase was partially offset by a rise in the benefit for deferred taxes by Ps. 204.6 million, driven mainly by the application of fiscal losses by Ps. 525.7 million and the application of other deferred taxes of Ps. 189.8 million. This effect was offset by the decrease in inflation, that went from 4.7% in 2023 to 4.2% in 2024.

Statement of Financial Position

As of December 31, 2024, total assets increased by Ps. 14,208.2 million compared to the same period in 2023, mainly due to: i) Improvements to concession assets of Ps. 7,615.1 million, ii) Cash and cash equivalents of Ps. 3,410.8 million, iii) Other acquired rights of Ps. 2,074.8 million, iv) Deferred income taxes of Ps. 790.9 million, v) Airport concessions of Ps. 843.2 million, and vi) Accounts receivables of Ps. 445.6 million.

As of December 31, 2024, total liabilities increased by Ps. 10,531.1 million compared to the same period in 2023. This increase was mainly due to i) Long-term bond certificates of Ps. 5,648.1 million, ii) Bank loans of Ps. 1,774.0 million, iii) Accounts payable of Ps. 1,234.2 million, iv) Deferred liabilities of Ps. 748.6 million, and v) Income taxes of Ps. 582.3 million.

Recent events

The Company announces its growth guidance for the full year 2025 compared to 2024:

2025 vs 2024
Traffic	4% - 6%
Aeronautical revenues	23% - 25%
Non-aeronautical revenues	24% - 26%
Total revenues	23% - 25%
EBITDA	21% - 23%
EBITDA Margin	66% + - 1%
CAPEX	Ps. 13.0 billion

  Passenger traffic projection is based on the consolidation of routes developed to date, estimated load factors, increased frequencies and seat capacity, and the recovery of aircraft grounded due to the preventive inspection of GTF engines.
  The increase in aeronautical revenues is based on the implementation of new tariffs approved by the Authority for airports in Mexico, traffic performance, inflation and expected exchange rates.
  The increase in non-aeronautical revenues is based on the improvement in contract conditions, full-year operation of the cargo and free trade zone business, the hotel, and corporate offices, as well as the development of other business lines operated directly by the Company.
  EBITDA Margin decreased in comparison to previous years, mainly due to a change in the concession fee, which increased from 5% to 9% for the airports in Mexico.
  CAPEX includes: i) committed investments at airports in Mexico under the Master Development Programs totaling Ps. 8,800 million, ii) the continuation of the construction of a new terminal at Puerto Vallarta amounting to Ps. 1,700 million, iii) committed investments at airports in Jamaica for Ps. 1,500 million, and iv) commercial investments of Ps. 1,000 million.

These figures are based on the Company’s current expectations for the growth of the domestic and international aviation industry for 2025, as supported by GAP’s strategy of focusing on medium- and long-term business fundamentals.

These figures are estimates based on current assumptions that management believes are reasonable. Many of the factors affecting these current assumptions and the estimates on which they are based are outside of the Company’s control. They are subject to change over the year based on various external factors including, but not limited to, airline performance, domestic and international economic conditions, and government regulations. For a more extensive list of risk factors that could affect our business, please refer to GAP’s annual report on Form 20-F for the year ended December 31, 2023, published in April 2024.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q23	4Q24	Change	2023	2024	Change
Guadalajara
Aeronautical services	1,221,327	1,390,105	13.8%	5,266,036	5,372,285	2.0%
Non-aeronautical services	281,553	336,664	19.6%	1,041,913	1,317,331	26.4%
Improvements to concession assets (IFRIC 12)	2,571,411	1,167,683	(54.6%)	4,271,868	2,978,055	(30.3%)
Total Revenues	4,074,290	2,894,452	(29.0%)	10,579,817	9,667,672	(8.6%)
Operating income	1,116,502	1,186,105	6.2%	4,619,800	4,558,825	(1.3%)
EBITDA	1,234,958	1,346,407	9.0%	5,079,357	5,161,954	1.6%

Tijuana
Aeronautical services	711,579	750,623	5.5%	2,915,378	2,787,018	(4.4%)
Non-aeronautical services	153,225	115,150	(24.8%)	622,543	521,856	(16.2%)
Improvements to concession assets (IFRIC 12)	28,416	144,332	407.9%	450,925	394,796	(12.4%)
Total Revenues	893,222	1,010,105	13.1%	3,988,847	3,703,670	(7.1%)
Operating income	575,789	519,313	(9.8%)	2,294,571	1,856,737	(19.1%)
EBITDA	699,102	641,310	(8.3%)	2,716,312	2,329,453	(14.2%)

Los Cabos
Aeronautical services	644,341	722,814	12.2%	2,932,155	2,763,264	(5.8%)
Non-aeronautical services	301,161	306,810	1.9%	1,169,048	1,261,519	7.9%
Improvements to concession assets (IFRIC 12)	(372,652)	132,414	(135.5%)	376,172	580,258	54.3%
Total Revenues	572,850	1,162,039	102.9%	4,477,375	4,605,041	2.9%
Operating income	651,736	696,807	6.9%	2,851,985	2,577,743	(9.6%)
EBITDA	734,366	790,148	7.6%	3,178,753	2,942,270	(7.4%)

Puerto Vallarta
Aeronautical services	570,984	610,692	7.0%	2,492,164	2,414,056	(3.1%)
Non-aeronautical services	129,906	137,593	5.9%	561,976	587,407	4.5%
Improvements to concession assets (IFRIC 12)	505,153	414,642	(17.9%)	1,715,824	1,529,823	(10.8%)
Total Revenues	1,206,043	1,162,926	(3.6%)	4,769,964	4,531,286	(5.0%)
Operating income	485,763	524,140	7.9%	2,137,339	1,985,498	(7.1%)
EBITDA	551,644	581,879	5.5%	2,367,508	2,206,473	(6.8%)

Montego Bay
Aeronautical services	414,279	456,530	10.2%	1,804,975	1,871,679	3.7%
Non-aeronautical services	202,326	216,294	6.9%	800,061	826,710	3.3%
Improvements to concession assets (IFRIC 12)	127,108	100,811	(20.7%)	206,137	228,550	10.9%
Total Revenues	743,715	773,635	4.0%	2,811,174	2,926,938	4.1%
Operating income	182,467	234,140	28.3%	895,296	1,016,663	13.6%
EBITDA	297,869	319,094	7.1%	1,363,265	1,321,738	(3.0%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q23	4Q24	Change	2023	2024	Change
Guanajuato
Aeronautical services	216,583	238,594	10.2%	923,323	917,088	(0.7%)
Non-aeronautical services	47,036	48,086	2.2%	182,829	190,854	4.4%
Improvements to concession assets (IFRIC 12)	(27,098)	144,954	(634.9%)	185,069	311,567	68.4%
Total Revenues	236,521	431,634	82.5%	1,291,221	1,419,509	9.9%
Operating income	181,575	190,020	4.7%	761,752	717,979	(5.7%)
EBITDA	203,249	213,222	4.9%	849,651	806,835	(5.0%)

Hermosillo
Aeronautical services	142,349	137,815	(3.2%)	525,222	515,477	(1.9%)
Non-aeronautical services	30,175	29,107	(3.5%)	98,269	116,002	18.0%
Improvements to concession assets (IFRIC 12)	(5,760)	44,616	(874.6%)	37,558	92,854	147.2%
Total Revenues	166,764	211,538	26.8%	661,049	724,333	9.6%
Operating income	107,262	93,302	(13.0%)	337,981	310,727	(8.1%)
EBITDA	132,466	118,349	(10.7%)	437,251	411,590	(5.9%)

Others(1)
Aeronautical services	565,310	651,912	15.3%	2,408,141	2,469,200	2.5%
Non-aeronautical services	109,856	108,282	(1.4%)	437,237	426,315	(2.5%)
Improvements to concession assets (IFRIC 12)	197,118	368,113	86.7%	547,766	716,639	30.8%
Total Revenues	872,284	1,128,307	29.4%	3,393,146	3,612,154	6.5%
Operating income	173,103	165,507	(4.4%)	785,604	727,934	(7.3%)
EBITDA	267,169	264,114	(1.1%)	1,125,731	1,092,861	(2.9%)

Total
Aeronautical services	4,486,752	4,959,085	10.5%	19,267,395	19,110,067	(0.8%)
Non-aeronautical services	1,255,239	1,297,987	3.4%	4,913,874	5,247,993	6.8%
Improvements to concession assets (IFRIC 12)	3,023,696	2,517,564	(16.7%)	7,791,320	6,832,541	(12.3%)
Total Revenues	8,765,686	8,774,636	0.1%	31,972,589	31,190,601	(2.4%)
Operating income	3,474,196	3,609,335	3.9%	14,684,327	13,752,107	(6.3%)
EBITDA	4,120,824	4,274,522	3.7%	17,117,829	16,273,174	(4.9%)

(1)   Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

	2023	2024	Change	%
Assets
Current assets
Cash and cash equivalents	10,055,211	13,466,027	3,410,816	33.9%
Trade accounts receivable - Net	2,251,229	2,696,831	445,602	19.8%
Other current assets	1,402,959	1,294,654	(108,305)	(7.7%)
Total current assets	13,709,399	17,457,512	3,748,113	27.3%

Advanced payments to suppliers	2,105,833	1,158,227	(947,606)	(45.0%)
Machinery, equipment and improvements to leased buildings - Net	4,552,283	4,819,107	266,824	5.9%
Improvements to concession assets - Net	28,997,244	36,612,316	7,615,072	26.3%
Airport concessions - Net	8,778,988	9,622,181	843,193	9.6%
Rights to use airport facilities - Net	1,461,100	992,238	(468,862)	(32.1%)
Other acquired rights	-	2,074,783	2,074,783	100.0%
Deferred income taxes - Net	7,337,813	8,128,715	790,902	10.8%
Other non-current assets	502,200	787,996	285,796	56.9%
Total assets	67,444,860	81,653,075	14,208,215	21.1%

Liabilities
Current liabilities	12,085,579	11,561,848	(523,731)	(4.3%)
Long-term liabilities	34,414,633	45,469,488	11,054,855	32.1%
Total liabilities	46,500,212	57,031,336	10,531,124	22.6%

Stockholders' Equity
Common stock	8,197,536	1,194,390	(7,003,146)	(85.4%)
Legal reserve	478,185	920,187	442,002	92.4%
Retained earnings	8,787,568	16,957,723	8,170,155	93.0%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	(240,307)	769,800	1,010,107	(420.3%)
Remeasurements of employee benefit – Net	(1,919)	8,283	10,202	(531.6%)
Cash flow hedges- Net	60,720	(4,584)	(65,304)	(107.5%)
Total controlling interest	19,781,783	22,345,799	2,564,016	13.0%
Non-controlling interest	1,162,864	2,275,940	1,113,075	95.7%
Total stockholder's equity	20,944,647	24,621,739	3,677,091	17.6%

Total liabilities and stockholders' equity	67,444,860	81,653,075	14,208,215	21.1%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	4Q23	4Q24	Change	2023	2024	Change
Cash flows from operating activities:
Consolidated net income	2,257,084	2,169,179	(3.9%)	9,689,600	8,875,441	(8.4%)

Postemployment benefit costs	11,815	(9,832)	(183.2%)	45,501	32,846	(27.8%)
Allowance expected credit loss	1,030	(6,378)	(719.2%)	29,395	24,708	(15.9%)
Depreciation and amortization	686,722	923,444	34.5%	2,545,702	3,061,039	20.2%
Loss on sale of machinery, equipment and improvements to leased assets	(817)	(3,707)	353.7%	(668)	17,615	(2735.8%)
Interest expense	642,642	1,162,344	80.9%	3,439,276	4,206,717	22.3%
Provisions	4,908	(312,441)	(6466.0%)	22,986	77,867	238.8%
Income tax expense	547,436	1,046,324	91.1%	3,072,090	3,240,302	5.5%
Unrealized exchange loss	(28,229)	(54,495)	93.0%	(311,969)	519,672	(266.6%)
	4,122,591	4,914,438	19.2%	18,531,914	20,056,208	8.2%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(201,310)	(229,298)	13.9%	50,837	(432,955)	(951.7%)
Recoverable tax on assets and other assets	(257,260)	(602,912)	134.4%	(469,839)	173,461	(136.9%)
Increase (decrease)
Concession taxes payable	207,078	(364,254)	(275.9%)	374,872	(540,643)	(244.2%)
Accounts payable	65,830	1,295,880	1868.5%	(51,011)	893,037	(1850.7%)
Cash generated by operating activities	3,936,929	5,013,854	27.4%	18,436,773	20,149,107	9.3%
Income taxes paid	(882,708)	(942,698)	6.8%	(4,501,917)	(3,474,764)	(22.8%)
Net cash flows provided by operating activities	3,054,221	4,071,156	33.3%	13,934,855	16,674,342	19.7%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,801,045)	(2,618,548)	(6.5%)	(10,444,346)	(7,844,983)	(24.9%)
Cash flows from sales of machinery and equipment	1,742	1,676	(3.8%)	3,535	6,573	86.0%
Other investment activities	(1,101)	(96,830)	8694.7%	(36,552)	(71,070)	94.4%
Business acquisition	-	-	0.0%	-	(875,504)	100.0%
Net cash used by investment activities	(2,800,404)	(2,713,702)	(3.1%)	(10,477,364)	(8,784,984)	(16.2%)

Cash flows from financing activities:
Dividends declared and paid	(3,749,158)	-	(100.0%)	(7,498,317)	-	(100.0%)
Dividends declared and paid non-controlling interest	(135,914)	(4,511)	(96.7%)	(135,914)	(139,996)	(3.0%)
Capital Reduction	-	(3,501,573)	100.0%	-	(7,003,146)	(100.0%)
Bond certificates issued	-	-	0.0%	5,400,000	8,648,134	60.2%
Bond certificates paid	-	-	0.0%	(602,000)	(3,000,000)	398.3%
Bank loans paid	(1,570,819)	(4,859,039)	209.3%	(1,642,132)	(4,929,881)	200.2%
Banks loans	1,494,341	4,783,480	220.1%	3,715,459	5,658,480	52.3%
Interest capitalized on bank loans	(342,554)	(39,417)	(88.5%)	(342,554)	(39,417)	(88.5%)
Interest paid on bank loans	(634,052)	(1,071,852)	69.0%	(3,661,981)	(4,177,241)	14.1%
Interest paid on lease	(1,148)	(785)	(31.6%)	(4,805)	(3,695)	(23.1%)
Payments of obligations for leasing	(4,454)	(14,099)	216.5%	(17,518)	(33,292)	90.0%
Net cash flows used in financing activities	(4,943,758)	(4,707,796)	(4.8%)	(4,789,762)	(5,020,054)	4.8%

Effects of exchange rate changes on cash held	291,081	988,354	239.5%	(369,192)	541,512	(246.7%)
Net increase (decrease) in cash and cash equivalents	(4,398,860)	(2,361,988)	(46.3%)	(2,316,253)	3,410,815	(247.3%)
Cash and cash equivalents at beginning of the period	14,454,072	15,828,015	9.5%	12,371,464	10,055,211	(18.7%)
Cash and cash equivalents at the end of the period	10,055,211	13,466,027	33.9%	10,055,211	13,466,027	33.9%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	4Q23	4Q24	Change	2023	2024	Change
Revenues
Aeronautical services	4,486,752	4,959,405	10.5%	19,267,395	19,110,068	(0.8%)
Non-aeronautical services	1,621,181	2,150,748	32.7%	6,165,429	7,671,766	24.4%
Improvements to concession assets (IFRIC-12)	3,023,696	2,517,564	(16.7%)	7,791,320	6,832,541	(12.3%)
Total revenues	9,131,629	9,627,717	5.4%	33,224,144	33,614,375	1.2%

Operating costs
Costs of services:	1,195,635	1,542,269	29.0%	4,380,069	5,263,241	20.2%
Employee costs	451,452	602,964	33.6%	1,724,461	2,125,958	23.3%
Maintenance	250,557	292,933	16.9%	728,618	848,575	16.5%
Safety, security & insurance	188,135	228,903	21.7%	691,155	831,411	20.3%
Utilities	121,268	145,671	20.1%	485,265	542,482	11.8%
Business operated directly by us	70,254	80,522	14.6%	245,496	299,539	22.0%
Other operating expenses	113,969	191,276	67.8%	505,074	615,276	21.8%

Technical assistance fees	199,494	218,061	9.3%	851,320	845,233	(0.7%)
Concession taxes	594,877	675,450	13.5%	2,532,896	2,666,751	5.3%
Depreciation and amortization	686,722	923,444	34.5%	2,545,702	3,061,039	20.2%
Cost of improvements to concession assets (IFRIC-12)	3,023,696	2,517,564	(16.7%)	7,791,320	6,832,541	(12.3%)
Other (income)	(23,713)	(82,602)	248.3%	(15,875)	(105,076)	561.9%
Total operating costs	5,676,711	5,794,186	2.1%	18,085,431	18,563,729	2.6%
Income from operations	3,454,918	3,833,531	11.0%	15,138,713	15,050,645	(0.6%)
Financial Result	(650,398)	(618,028)	(5.0%)	(2,377,022)	(2,934,903)	23.5%
Income before income taxes	2,804,520	3,215,503	14.7%	12,761,691	12,115,742	(5.1%)
Income taxes	(547,436)	(1,046,324)	91.1%	(3,072,090)	(3,240,302)	5.5%
Net income	2,257,084	2,169,179	(3.9%)	9,689,600	8,875,441	(8.4%)
Currency translation effect	(237,991)	112,921	(147.4%)	(893,709)	1,132,600	(226.7%)
Cash flow hedges, net of income tax	(45,552)	(17,775)	(61.0%)	(69,905)	(65,302)	(6.6%)
Remeasurements of employee benefit – net income tax	(16,849)	10,024	(159.5%)	(15,932)	10,201	(164.0%)
Comprehensive income	1,956,692	2,274,349	16.2%	8,710,054	9,952,939	14.3%
Non-controlling interest	(8,301)	(117,440)	1314.8%	(68,820)	(385,774)	460.6%
Comprehensive income attributable to controlling interest	1,948,391	2,156,908	10.7%	8,641,235	9,567,167	10.7%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,986)	9,187,597	720,171	18,638,866	1,189,179	19,828,045
Legal Reserve increase	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Repurchased share cancellation	-	-	(1,999,986)	1,999,986	-	-	-	-	-
Reserve for share purchase	-	-	2,000,514	-	(2,000,514)	-	-	-	-
Comprehensive income:
Net income	-	-	-	-	9,542,912	-	9,542,912	146,688	9,689,600
Foreign currency translation reserve	-	-	-	-	-	(815,841)	(815,841)	(77,868)	(893,709)
Remeasurements of employee benefit – Net	-	-	-	-	-	(15,932)	(15,932)	-	(15,932)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(69,905)	(69,905)	-	(69,905)
Balance as of December 31, 2023	8,197,536	478,185	2,500,000	-	8,787,568	(181,508)	19,781,780	1,162,864	20,944,646
Legal Reserve increase	-	442,002	-	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	-	(7,003,146)	-	(7,003,146)
Business acquisition non-controlling interest	-	-	-	-	-	-	-	826,787.00	826,787
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	-	8,612,157	-	8,612,157	263,282	8,875,439
Foreign currency translation reserve	-	-	-	-	-	1,010,107	1,010,107	122,492	1,132,599
Remeasurements of employee benefit – Net	-	-	-	-	-	10,201	10,201	-	10,201
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(65,301)	(65,301)	-	(65,301)
Balance as of December 31, 2024	1,194,390	920,187	2,500,000	-	16,957,723	773,499	22,345,799	2,275,940	24,621,739

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage and the 48.5% stake in Guadalajara World Trade Center, S.A. de C.V., appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For the purpose of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	4Q23	4Q24	Change	2023	2024	Change
Total passengers	15,796.0	16,019.4	1.4%	63,464.4	62,156.5	(2.1%)
Total cargo volume (in WLUs)	674.6	709.2	5.1%	2,543.6	2,773.3	9.0%
Total WLUs	16,473.5	16,728.6	1.5%	66,008.1	64,929.8	(1.6%)

Aeronautical & non aeronautical services per passenger (pesos)	386.6	443.8	14.8%	400.7	430.9	7.5%
Aeronautical services per WLU (pesos)	272.4	296.5	8.8%	291.9	294.3	0.8%
Non aeronautical services per passenger (pesos)	102.6	134.3	30.8%	97.1	123.4	27.1%
Cost of services per WLU (pesos)	72.6	92.2	27.0%	66.4	81.1	22.2%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 24, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer